OMB APPROVAL
OMB Number:	3235-0058
Expires:	August 31, 2015
Estimated average burden
hours per response	2.50
SEC FILE NUMBER 333-183492
CUSIP NUMBER 761352AC7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(CHECK ONE)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

REVEL AC, INC.

Full Name of Registrant

Not Applicable

Former Name if Applicable

500 Boardwalk

Address of Principal Executive Office (Street and Number)

Atlantic City, New Jersey 08401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 25, 2013, Revel AC, Inc. (the “Company”) and certain of its subsidiaries commenced cases (the “Chapter 11 Cases”) in the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code. The Company is not able to file its Form 10-K for the year ended December 31, 2012 by April 1, 2013 without unreasonable effort or expense because the Company has been required to devote a substantial portion of its personnel and administrative resources, including personnel in its accounting and finance organization, to matters relating to the Chapter 11 Cases, and the Company needs additional time to complete the Form 10-K for the year ended December 31, 2012.

The filing of the Chapter 11 Cases came at the same time during which the Company’s preparation of its financial statements is being conducted. The Company determined that it was necessary and prudent to delay the filing of the Company’s Form 10-K to allow management to focus on providing the required information and making the necessary filings with the Bankruptcy Court in its Chapter 11 Cases. Due to the nature of the Chapter 11 Cases and important competing demands on the Company’s management, the delay in preparing the Form 10-K could not be avoided.

The Company intends to file a motion asking the Bankruptcy Court for approval of the Company’s independent registered public accounting firm, so that the independent registered public accounting firm can continue to work on the audit of the Company’s financial statements for the year ended December 31, 2012. The completion of the audit of the Company’s financial statements by the Company’s independent registered public accounting firm has been delayed pending the filing of the motion and the approval by the Bankruptcy Court.

The Company anticipates that it will not be able to complete its financial statements and file the Form 10-K by April 16, 2013, the time period prescribed by Rule 12b-25, but is making efforts to file the Form 10-K as soon thereafter as possible. The Company cannot make any assurance as to when it will complete and file the Form 10-K.

The Company’s independent registered public accounting firm has informed the Company that it expects that its report on the Company’s financial statements will include an explanatory paragraph indicating that substantial doubt exists as to the Company’s ability to continue as a going concern. The Company does not intend to include any adjustments to its financials statements to reflect the possible future effects that may result from the uncertainty of its ability to continue as a going concern.

Forward-Looking Statements

Statements in this Notification that are not statements of historical or current fact constitute forward-looking statements, including statements about the Company’s expectations with respect to its Form 10-K. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could impact the Company’s restructuring plans or cause the actual results of the Company to be materially different from the historical results of the Company or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks, uncertainties and other factors, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “plans” or similar terms to be uncertain and forward-looking. Factors that could cause actual results to differ materially from these forward-looking statements include: (i) the ability of the Company to continue as a going concern; (ii) the ability of the Company to operate subject to the terms of the debtor in possession credit agreement; (iii) the Company’s ability to obtain court approval with respect to motions in the Chapter 11 Cases; (iv) the ability of the Company to develop, prosecute, confirm and consummate a plan of reorganization with respect to the Chapter 11 Cases; (v) risks associated with a termination of its debtor in possession credit agreement and financing availability; (vi) risks associated with third parties seeking and obtaining court approval for the appointment of a Chapter 11 trustee or to convert the cases to Chapter 7 cases; (vii) the ability of the Company to obtain and maintain normal terms with vendors and service providers; (viii) the potential adverse impact of the Chapter 11 cases on the Company’s liquidity or results of operations; (ix) the ability of the Company to execute its business plans and strategy and to do so in a timely fashion; and (x) the ability of the Company to attract, motivate and/or retain key executives and employees; and (xi) other risks and uncertainties that are described from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis E. Stogsdill	(609)	572-6590
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ YES ☐ NO

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ YES ☐ NO

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates, based on the information currently available to it, that its results of operations for the year ended December 31, 2012 will be significantly different then the results of operations for the period from February 7, 2011 to December 31, 2011.

The Company’s casino and entertainment resort opened in April 2012. The Company did not generate any significant revenue prior to the opening. The Company’s expenses prior to opening consisted primarily of pre-opening expenses and interest expense. Accordingly, the Company reported an operating loss of $32.7 million and net loss of $122.6 million for the period from February 7, 2011 to December 31, 2011.

The Company expects to report $152.4 million in net revenues for the year ended December 31, 2012. The Company expects to report an operating loss of $206.6 million for the year ended December 31, 2012, which primarily reflects the increased cost of operations upon opening of the casino and entertainment resort which did not exist in prior periods. The Company expects to report net loss of $336.5 million for the year ended December 31, 2012, which reflects the operating loss as well as increased interest expense compared to the year ended December 31, 2011.

The results of operations for the year ended December 31, 2012 included in this Form 12b-25 are preliminary and unaudited and remain subject to further review, finalization of the Company’s financial statements and audit.

REVEL AC, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2013	By:	/s/ Dennis E. Stogsdill
Chief Restructuring Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).